November 9, 2004

Via EDGAR Transmission
----------------------

Mr. H. Roger Schwall
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0405

Re :  Buckeye Technologies Inc.
      Form 10-K for the Fiscal Year Ended June 30, 2004
      File No. 001-14030

Dear Mr. Schwall,

         On behalf of our client, Buckeye Technologies Inc. ("Buckeye" or the "Company"), we set forth below the Company's responses to the comments (the "Comments") of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated October 25, 2004, regarding the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2004 (the "Form 10-K"), as filed with the Commission on August 26, 2004. For your convenience, each response follows the sequentially numbered Comment copied in bold from your letter of October 25, 2004. When we refer to pages or notes in this letter, we refer to the page or note numbers in the Form 10-K.

         To assist the Staff in its review, the Company has included with its responses drafts of certain revised disclosure for the Staff's consideration. Except as otherwise noted, the Company would propose treating all Comments as "future" comments to be reflected in future filings.

Financial Statements
--------------------

Note 1 - Accounting Policies, page F-8
--------------------------------------

              Inventories, page F-8
              ---------------------

     1. Please modify your disclosure to include the nature of cost elements included in inventory, and to describe the principal assumptions under your average cost method, as required by Regulations S-X, Rule 5-02(6)(b).

The Company notes the Staff's comments and guidance on the preparation of disclosure regarding the nature of cost elements included in inventory, and the

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principal assumptions underlying the average cost method for calculating inventory values. In this regard, the Company included disclosure in its Form 10-K, under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Policies - Inventories," with respect to the principal assumptions and estimates that the Company is required to make in valuing its inventories. The Company further proposes to add the following disclosure regarding inventories in future filings:

         "Inventories
         Inventories are valued at the lower of cost or market. The costs of manufactured cotton-based specialty fibers and costs for nonwoven raw materials are generally determined on the first-in, first-out (FIFO) basis. Other manufactured products and raw materials are generally valued on an average cost basis. Inventory costs include material, labor and manufacturing overhead. Physical counts of inventories are taken at least annually, and we review periodically the provision for potential losses from obsolete, excess or slow-moving inventories."

              Intellectual Property and Other, page F-9
              -----------------------------------------

         2. We understand that you record amortization of intellectual property as other non-operating expense on your statement of operations. Tell us why the amortization of your patents, licenses, trademarks and tradenames, all of which appear to be associated with your primary operations, would not need to be characterized as operating expense to comply with Regulation S-X, Rule 5-03(b).

In October 1999, Buckeye acquired certain patents and other intellectual property assets in connection with its purchase of the assets of Walkisoft GmbH and certain of its affiliates. At that time, the Company was unsure of the extent to which it would use the intellectual property assets so acquired in its business. Therefore, based on its understanding of the appropriate accounting treatment for the amortization of intellectual property not being used in a business, the Company did not include the related amortization charges in operating expense. In addition, at the time of the Walkisoft acquisition, the Company concluded that the amounts being amortized were not material to its business and discussed this issue with its independent auditors. When Buckeye subsequently purchased the Stac-Pac patents in March 2000, it commenced amortizing the value of those assets in the same manner as the Walkisoft assets.

Currently, the Company amortizes the value of patents as soon as such patents are issued by the U.S. patent office, whether or not they are used in the Company's business. In recent years, the portion of amortization expense attributable to intellectual property assets used in the Company's business has increased relative to the amortization expense related to unused intellectual property assets. The Company has concluded that it would be preferable to treat the amortization expense associated


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with all of its intellectual property assets as an operating expense and has discussed this issue and conclusion with its independent auditors. The Company agrees that it should reclassify this expense as an operating expense and, accordingly, has implemented and disclosed such reclassification in its quarterly report on Form 10-Q for the three months ended September 30, 2004, which the Company filed on October 29, 2004. The Company believes that this reclassification will not affect investors' view of Buckeye because such amortization expense does not impact the Company's earnings per share and is a non-cash item. Given that this reclassification will result in a change of approximately $2 million in certain items, which is a minor amount in the context of the Company's overall results of operations, the Company proposes that it not be required to amend the Form 10-K at this time, and undertakes to adopt this new accounting treatment in its future filings.

Note 2 - Changes in Accounting, page F-11
-----------------------------------------

     3. We note that you have not provided disclosure concerning the impact of adopting SFAS 143, as would ordinarily be required, given the guidance in SAB Top 11:M. Tell us why you believe this guidance is not applicable to your situation. If your views are based on materiality, please submit a quantitative and qualitative analysis with your reply.

The Company respectfully submits that its presentation of obligations associated with the retirement of tangible long-lived assets is consistent with the guidance provided by SAB 11:M. FASB Statement No. 143, Accounting for Asset Retirement Obligations, applies to all entities having legal obligations associated with the retirement of a tangible long-lived asset that results from the acquisition, construction, development and/or the normal operation of such long-lived asset. As used in this statement, a legal obligation is an obligation that a party is required to settle as a result of an existing or enacted law, statute, ordinance, written or oral contract, or a legally binding promise of performance. This statement does not apply to obligations that arise solely as a result of a plan to sell or otherwise dispose of a long-lived asset covered by FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

As of the end of the fiscal year ended June 30, 2004, the Company concluded that it had no obligations resulting from government actions, agreements with third parties, including written or oral contracts, or promises to third parties that imposed on it a reasonable expectation of performance. Accordingly, the Company does not believe that it would be appropriate, and did not recognize in its consolidated financial statements, any liabilities related to such asset retirement obligations. The Company notes that the guidance in SAP Topic 11:M does not require disclosure with respect to FASB Statement No. 143 if a registrant does not expect the impact of such statement on its financial position and results of operations to be material. Since the implementation of this accounting standard did not affect its financial statements, the Company made no disclosures with respect to its adoption.


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Note 8 - Debt, Page F-17
------------------------

     4. We note your disclosure stating that, as of June 30, 2004, you were in compliance with your financial debt covenants. Tell us of any instances of non-compliance during the periods presented, and explain your application of FRC Section 501.13.c. in determining that no further discussion was warranted in MD&A.

The Company has been in compliance with its financial debt covenants during the periods presented and respectfully submits that its disclosure with respect to such compliance in the Form 10-K is consistent with applicable Commission guidance, including FRC Section 501.13.c. Moreover, the Company has consistently disclosed in its periodic filings instances in which it has received waivers or entered into amendments that bear upon its compliance with its financial debt covenants. For example, the Company provided in the Form 10-K detailed disclosure of the material covenants governing its outstanding debt, guarantees and other contingent obligations. In particular, the Company provided enhanced disclosure with respect to areas where its existing covenants limited its ability to incur additional debt financing. For example, under "Management's Discussion and Analysis of Financial Condition and Results of Operations - Financial Condition - Liquidity" and in Note 8 to the Consolidated Financial Statements in the Form 10-K, the Company disclosed that covenants under its Senior Subordinated Notes (as defined in the Form 10-K) precluded it from incurring additional debt unless it met certain specified financial ratios. The fact that this "incurrence" covenant limits the Company's flexibility in incurring additional debt financing should not be read to imply that the Company was not in compliance with such covenant during the periods presented. As is disclosed in Note 8 of the Notes to Consolidated Financial Statements in the Form 10-K, falling below the required 2:1 financial ratio in the Company's limitation on indebtedness covenant under its outstanding public debt "does not breach any covenant and is not an event of default under any of the Company's debt agreements."

Exhibits
--------

     5. We understand from your disclosure on page F-15 that you have registered public debt. As such, it appears you may need to modify your filing to include a schedule showing your computation of the Ratio of Earnings to Fixed Charges, as defined in Regulation S-K,
              Item 503(d), and required under Regulation S-K, Rule 601(a) and
              (b)(12).

The Company did include in its Registration Statement on Form S-4, initially filed October 30, 2003, as amended (Reg. No. 333-110091), a schedule showing the computation of the Ratio of Earnings to Fixed Charges for the fiscal year ended June 30, 2003 and for the four preceding fiscal years. The Company acknowledges that Item 503(d) of Regulation S-K and Rules 601(a) and (b)(12) under Regulation S-K



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require a registrant having outstanding registered public debt to disclose in a schedule the computation of a Ratio of Earnings to Fixed Charges for each full fiscal year.

For your information, the Ratio of Earnings to Fixed Charges for the full fiscal year periods from 2000 through 2004 were as follows:


                                      2000   2001   2002    2003    2004
                                      ----   ----   ----    ----    ----
Ratio of earnings to fixed charges    3.0    2.1    0.5     0.2     --*
---------------
     * In 2004 the Company's deficiency of earnings to fixed charges was $69.5 million.

The Company notes that this ratio was negative as of June 30, 2004 due primarily to a sizable non-cash charge attributable to a facility closure that occurred in fiscal 2004. This loss was apparent to readers of the Form 10-K on the face of the Company's results of operations for the 2004 fiscal year. The Company proposes to disclose the ratio of earnings to fixed charges for the periods indicated in its next quarterly report on Form 10Q. If it would be preferable for the Company to inform investors of this ratio more quickly, the Company would propose that it disclose this ratio of earnings to fixed charges immediately as an exhibit to be filed under cover of Form 8-K. In either case, the Company undertakes to include this information in all future filings where the ratio of earnings to fixed charges is required to be disclosed.

                                    * * * * *

         The Company has directed me to acknowledge on its behalf that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, that Staff comments or changes to disclosure in response to Staff Comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings, and that the Company may not assert Staff Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                    * * * * *

         If you have any questions concerning the foregoing, please do not hesitate to contact me at the telephone number appearing above.

                                           Very truly yours,


                                           /s/ Thomas J. Friedmann
                                           Thomas J. Friedmann



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cc:      Gary Newberry, Securities and Exchange Commission
         Karl Hiller, Securities and Exchange Commission Kristopher J. Matula, Buckeye Technologies Inc. Sheila Jordan Cunningham, Buckeye Technologies Inc. David G. Schlitt, Ernst & Young LLP